Exhibit 99.1

RADA Schedules Fourth Quarter & Full Year 2021 Results
Release & Conference Call on Wednesday, February 9, 2022

RADA’s investor conference call to start at 9am ET / 4pm Israel

NETANYA, Israel, February 2, 2022 -- RADA Electronic Industries Ltd. (NASDAQ: RADA & TASE: RADA) announced that it would be releasing its financial results for the fourth quarter and full year 2021 on Wednesday, February 9, 2022.

The Company will host a conference call later that same day, starting at 9:00 am ET.

Dov Sella, Chief Executive Officer and Avi Israel, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US: Israel: International:	1-888-723-3164 03-918-0610 +972-3-918-0610	at 9:00 am Eastern Time at 4:00 pm Israel Time

A live webcast of the conference call can also be accessed on the RADA website at https://www.rada.com/investors

For those unable to participate, the teleconference will be available for replay on RADA’s website at http://www.rada.com beginning 48 hours after the call.

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Company Contact: Avi Israel, CFO Tel: +972-76-538-6200 mrkt@rada.com www.rada.com	Investor Relations Contact: GK Investor Relations Ehud Helft Tel: 1 212 378 8040 rada@gkir.com